Exhibit 99.1

Execution Copy

AMENDING AGREEMENT NO. 1

THIS AMENDING AGREEMENT NO. 1 (this "Agreement") is made as of the 15th day of May, 2015

AMONG:

FIRSTSERVICE CORPORATION, a corporation existing pursuant to the laws of the Province of Ontario ("FirstService")

- and -

NEW FSV CORPORATION, a corporation existing pursuant to the laws of the Province of Ontario ("New FSV")

- and -

FSV HOLDCO ULC, an unlimited liability company existing pursuant to the laws of the Province of British Columbia ("FSV Holdco")

- and -

FIRSTSERVICE COMMERCIAL REAL ESTATE SERVICES INC., a corporation existing pursuant to the laws of the Province of Ontario ("FCRESI")

WHEREAS:

A.	FirstService, New FSV, FSV Holdco and FCRESI entered into an arrangement agreement made as of the 11th day of March, 2015 (the "Arrangement Agreement"); and

B.	FirstService, New FSV, FSV Holdco and FCRESI wish to amend the Arrangement Agreement and the plan of arrangement annexed thereto as Schedule "A" (the "Plan of Arrangement") as provided herein;

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration now paid by each of the parties hereto to the others of them, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1  Definitions. For all purposes of this Agreement, except as otherwise stated herein, capitalized terms used but not defined herein shall have the respective meanings assigned to them in the Arrangement Agreement. Each reference to "herein", "hereof" and other words of similar import contained in the Arrangement Agreement shall, after this Agreement becomes effective, refer to the Arrangement Agreement as amended hereby.

ARTICLE 2
AMENDMENTS

2.1  New Plan of Arrangement Definition. The following new definition is added (in alphabetical order) to Section 1.1 of the Plan of Arrangement:

"New FSV Non-Share Consideration" means any non-share consideration paid by New FSV for the Distribution Property;

2.2  Section 3.1(j) of the Plan of Arrangement. The text of subsection 3.1(j) of the Plan of Arrangement is deleted in its entirety and replaced with the following:

(j)
FirstService will transfer to New FSV all of the Distribution Property (the "Distribution Property Exchange"), with good and marketable title thereto and free from any Encumbrances, at a price equal to the fair market value of the Distribution Property at the time of the transfer. The consideration for the Distribution Property so transferred by FirstService to New FSV will consist of the New FSV Non-Share Consideration and the issuance by New FSV to FirstService of 1,000,000 New FSV Special Shares having an aggregate redemption amount, as determined pursuant to the articles of incorporation of New FSV, as amended, equal to the fair market value of the Distribution Property at the time of transfer, less the amount of the New FSV Non-Share Consideration. In connection with the Distribution Property Exchange:

(i)
New FSV and FirstService will jointly elect to have the provisions of subsection 85(1) of the Tax Act, and the corresponding provisions of any applicable provincial tax legislation, apply to the transfer of the Distribution Property. The agreed amount in respect of such election will be an amount equal to the lesser of: (A) the greater of the cost amount (for the purposes of the Tax Act) of the Distribution Property to FirstService immediately before the Distribution Property Exchange and the amount of the New FSV Non-Share Consideration; and (B) the fair market value of the Distribution Property at the time of the Distribution Property Exchange;

(ii)
the amount added to the stated capital of the New FSV Special Shares issued by New FSV to FirstService pursuant to the Distribution Property Exchange will be equal to the agreed amount described in paragraph 3.1(j)(i) for the Distribution Property, less the amount of the New FSV Non-Share Consideration; and

(iii)
as a result of the transfer of the Distribution Property to New FSV, the Net Fair Market Value of the property received by New FSV will be equal to or approximate that proportion of the Net Fair Market Value of all property owned by FirstService immediately before the transfer that:

(A)	the aggregate fair market value of the FirstService MV Special Shares and FirstService SV Special Shares owned by New FSV immediately before the transfer; is of

(B)	the aggregate fair market value of all the issued and outstanding shares of FirstService immediately before the transfer;

2.3  Section 14.06 of the FirstService MV Special Share Terms in Exhibit "I" to Plan of Arrangement. The text of Section 14.06 of the rights, privileges, restrictions and conditions attached to the FirstService MV Special Shares set out in Exhibit "I" to the Plan of Arrangement is deleted in its entirety and replaced with the following:

14.06           Specified Amount for Part VI.1 of the Income Tax Act (Canada). For the purpose of subsection 191(4) of the Income Tax Act (Canada), the amount specified in respect of each FirstService MV Special Share which is to be redeemed, acquired or cancelled, will be the amount designated pursuant to the resolution of the directors of the Corporation made in connection with the issuance of such FirstService MV Special Share, and the amount specified in respect of such share, at the time of issuance thereof, will be expressed as a fixed dollar amount that will not be determined by formula or be subject to change thereafter, and such amount will not exceed the fair market value of the consideration for which such FirstService MV Special Share is issued.

2.4  Section 15.06 of the FirstService SV Special Share Terms in Exhibit "I" to Plan of Arrangement. The text of Section 15.06 of the rights, privileges, restrictions and conditions attached to the FirstService SV Special Shares set out in Exhibit "I" to the Plan of Arrangement is deleted in its entirety and replaced with the following:

15.06           Specified Amount for Part VI.1 of the Income Tax Act (Canada). For the purpose of subsection 191(4) of the Income Tax Act (Canada), the amount specified in respect of each FirstService SV Special Share which is to be redeemed, acquired or cancelled, will be the amount designated pursuant to the resolution of the directors of the Corporation made in connection with the issuance of such FirstService SV Special Share, and the amount specified in respect of such share, at the time of issuance thereof, will be expressed as a fixed dollar amount that will not be determined by formula or be subject to change thereafter, and such amount will not exceed the fair market value of the consideration for which such FirstService SV Special Share is issued.

2.5  Section 7.02 of the New FSV Special Share Terms in Exhibit "V" to Plan of Arrangement. The text of Section 7.02 of the rights, privileges, restrictions and conditions attached to the New FSV Special Shares set out in Exhibit "V" to the Plan of Arrangement is deleted in its entirety and replaced with the following:

7.02           Redemption. The Corporation may, to the extent permitted by applicable law, redeem at any time the whole, or from time to time any part, of the New FSV Special Shares then outstanding on payment (which may, at the discretion of the Corporation, be made through the issuance of a promissory note or promissory notes) of a redemption price per New FSV Special Share equal to the aggregate of the following two amounts:

(1)           that amount which is equal to the quotient obtained when:

(a)
the aggregate fair market value of the Distribution Property (as hereinafter defined) at the time of its transfer to the Corporation as described in the Plan of Arrangement (as hereinafter defined), less the amount of the New FSV Non-Share Consideration;

is divided by:

(b)	the number of New FSV Special Shares issued in connection with the Distribution Property Exchange (as hereinafter defined);

plus:

(2)	that amount which is equal to all declared and unpaid dividends on such New FSV Special Share;

the whole constituting and being herein referred to in these provisions as the "New FSV Special Share Redemption Price", and the aggregate amount required to redeem all of the New FSV Special Shares then outstanding being the "New FSV Special Shares Redemption Amount". For the purposes of this Section 7.00:

(3)	"Distribution Property" has the meaning attributed to such term in the Plan of Arrangement;

(4)	"Distribution Property Exchange" has the meaning attributed to such term in the Plan of Arrangement;

(5)	"New FSV Non-Share Consideration" has the meaning attributed to such term in the Plan of Arrangement; and

(6)	"Plan of Arrangement" means the Plan of Arrangement to which this Exhibit "V" is attached.

2.6  Section 7.06 of the New FSV Special Share Terms in Exhibit "V" to Plan of Arrangement. The text of Section 7.06 of the rights, privileges, restrictions and conditions attached to the New FSV Special Shares set out in Exhibit "V" to the Plan of Arrangement is deleted in its entirety and replaced with the following:

7.06           Specified Amount for Part VI.1 of the Income Tax Act (Canada). For the purpose of subsection 191(4) of the Income Tax Act (Canada), the amount specified in respect of each New FSV Special Share which is to be redeemed, acquired or cancelled, will be the amount designated pursuant to the resolution of the directors of the Corporation made in connection with the issuance of such New FSV Special Share, and the amount specified in respect of such share, at the time of issuance thereof, will be expressed as a fixed dollar amount that will not be determined by formula or be subject to change thereafter, and such amount will not exceed the fair market value of the consideration for which such New FSV Special Share is issued.

ARTICLE 3
MISCELLANEOUS

3.1  Supplemental. This Agreement is supplemental to and amends the Arrangement Agreement and the Arrangement Agreement shall henceforth be read in conjunction with, and as amended by, this Agreement, and the Arrangement Agreement and this Agreement shall henceforth be read, interpreted, construed and have effect so far as it is practicable, and all required re-numbering adjustments to Article, Section, subsection, paragraph and like references shall be deemed to have been made, as if all of the provisions of the Arrangement Agreement and this Agreement were contained in one instrument. In the event of a conflict between the terms of the Arrangement Agreement and the terms of this Agreement, the terms of this Agreement shall prevail. Subject to the express provisions of this Agreement, the Arrangement Agreement remains in full force and effect.

3.2  Binding Effect. This Agreement will be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, and specific references to "successors" elsewhere in this Agreement will not be construed to be in derogation of the foregoing.

3.3  Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein without regard to conflicts of law principles. Each of the parties hereto agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Ontario, waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the non-exclusive jurisdiction of those courts in that action or proceeding and agrees to be bound by any judgment of those courts.

3.4  Execution in Counterparts. This Agreement may be executed in several counterparts, by original or facsimile signature or by or through such other electronic form in which a party hereto may place or evidence its signature hereon (including an electronic scan of same), each of which so executed shall be deemed to be an original and such counterparts together shall be deemed to be one and the same agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement.

FIRSTSERVICE CORPORATION

Per:		"John B. Friedrichsen"
	Name:	John B. Friedrichsen
	Title:	Senior Vice President and Chief Financial Officer

NEW FSV CORPORATION

Per:		"John B. Friedrichsen"
	Name:	John B. Friedrichsen
	Title:	Director

FSV HOLDCO ULC

Per:		"John B. Friedrichsen"
	Name:	John B. Friedrichsen
	Title:	President and Treasurer

FIRSTSERVICE COMMERCIAL REAL ESTATE SERVICES INC.

Per:		"John B. Friedrichsen"
	Name:	John B. Friedrichsen
	Title:	Chief Financial Officer